SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
 (Amendment No. 1)*

ALICO, INC.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

016230 10-4
(CUSIP Number)

Arlon Valencia Holdings LLC 767 Fifth Avenue New York, New York 10153 (212) 207-2898
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2018
(Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are sent.
______________
 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.: 016230 10-4

1	NAMES OF REPORTING PERSONS

Arlon Valencia Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
18,752

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
18,752

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,752

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.25% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

(1)

The percentage of shares of Common Stock was determined using a denominator of 7,454,795 shares of Common Stock outstanding as of December 3, 2018, as disclosed in the Issuer's Form 10-K, filed on December 6, 2018.

(Page 2 of 10)

CUSIP No.: 016230 10-4

1	NAMES OF REPORTING PERSONS

Arlon Food and Agriculture Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
18,752

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
18,752

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,752

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.25% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)

The percentage of shares of Common Stock was determined using a denominator of 7,454,795 shares of Common Stock outstanding as of December 3, 2018, as disclosed in the Issuer's Form 10-K, filed on December 6, 2018.

(Page 3 of 10)

CUSIP No.: 016230 10-4

1	NAMES OF REPORTING PERSONS

Arlon Food and Agriculture Associates LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
18,752

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
18,752

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,752

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.25% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

(1)
The percentage of shares of Common Stock was determined using a denominator of 7,454,795 shares of Common Stock outstanding as of December 3, 2018, as disclosed in the Issuer's Form 10-K, filed on December 6, 2018.

(Page 4 of 10)

CUSIP No.: 016230 10-4

1	NAMES OF REPORTING PERSONS

Arlon Food and Agriculture Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
18,752

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
18,752

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,752

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.25% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

(1)

The percentage of shares of Common Stock was determined using a denominator of 7,454,795 shares of Common Stock outstanding as of December 3, 2018, as disclosed in the Issuer's Form 10-K, filed on December 6, 2018.

(Page 5 of 10)

CUSIP No.: 016230 10-4

1	NAMES OF REPORTING PERSONS

Continental Grain Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
18,752

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
18,752

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,752

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.25% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)

The percentage of shares of Common Stock was determined using a denominator of 7,454,795 shares of Common Stock outstanding as of December 3, 2018, as disclosed in the Issuer's Form 10-K, filed on December 6, 2018.

(Page 6 of 10)

CUSIP No.: 016230 10-4

1	NAMES OF REPORTING PERSONS

Paul J. Fribourg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
18,752

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
18,752

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,752

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.25% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)

The percentage of shares of Common Stock was determined using a denominator of 7,454,795 shares of Common Stock outstanding as of December 3, 2018, as disclosed in the Issuer's Form 10-K, filed on December 6, 2018.

(Page 7 of 10)

CUSIP No.: 016230 10-4

This Amendment No. 1 (this "Amendment No. 1") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on November 29, 2018 (the "Schedule 13D") by 734 Investors, LLC, a Delaware limited liability company ("734 Investors"), Arlon Valencia Holdings LLC, a Delaware limited liability company ("Arlon"), Arlon Food and Agriculture Partners LP, a Delaware limited partnership ("AFAP"), Arlon Food and Agriculture Associates LLC, a Delaware limited liability company ("AFAA"), Arlon Food and Agriculture Holdings LLC, a Delaware limited liability company ("AFAH"), Continental Grain Company, a Delaware corporation ("CGC"), and Paul J. Fribourg (together with Arlon, AFAP, AFAA, AFAH and CGC, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists. Except as indicated in this Amendment No. 1, all other information as to the Reporting Persons set forth in the Schedule 13D remains unchanged, and capitalized terms used herein that are not defined herein have the same meanings set forth in the Schedule 13D.

As set forth below, as a result of the stipulated status quo order entered in the Delaware Litigation (as defined below) on December 5, 2018 each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

ITEM 3.  Source and Amount of Funds or Other Consideration.

The third paragraph in Item 3 in the Schedule 13D is hereby deleted and replaced with the following paragraphs:

On November 19, 2018, the members of 734 Investors passed a resolution by written consent to remove 734 Agriculture as managing member of 734 Investors, and to designate Arlon as the new managing member of 734 Investors (the "734 Consent").
On November 20, 2018, members of 734 Investors filed a lawsuit against 734 Agriculture and Mr. Remy W. Trafelet, the Issuer's President and Chief Executive Officer and a member of the Board of Directors of the Issuer in the Delaware Court of Chancery (the "Delaware Court"), captioned Arlon Valencia Holdings v. Trafelet, C.A. No. 2018-0842-JTL (the "Members' Delaware Litigation"). The plaintiffs seek, among other things, a declaration that (1) 734 Agriculture was validly replaced as the managing member of 734 Investors pursuant to the LLC Agreement and the 734 Consent and (2) a purported shareholder action by written consent, delivered to the Issuer in the name of 734 Investors, 734 Agriculture and certain other shareholders of the Issuer on November 11, 2018 (the "Purported Consent") is invalid under the LLC Agreement.
Also on November 20, 2018, 734 Agriculture filed a lawsuit contesting the 734 Consent in the Delaware Court, captioned 734 Agriculture v. Arlon Valencia Holdings, LLC, C.A. No. 2018-0844-JTL (the "734 Delaware Litigation").  On November 27, 2018, the Delaware Court entered a stipulated order consolidating the Members' Delaware Litigation and the 734 Delaware Litigation into a single lawsuit, captioned In re 734 Investors, LLC Litigation, Consol. C.A. No. 2018-0844-JTL (the consolidated suit, the "Delaware Litigation").
On December 5, 2018, the Delaware Court entered a stipulated status quo order which provides, among other things, that 734 Agriculture shall serve as the managing member of 734 Investors during the pendency of the Delaware Litigation.  The status quo order also provides that 734 Agriculture shall not take any actions outside of the ordinary course of business of 734 Investors without the consent of two-thirds of the membership interests of 734 Investors, including exercising any voting rights with respect to any shares of Common Stock beneficially owned by 734 Investors.
ITEM 4. Purpose of Transaction.

The first paragraph in Item 4 in the Schedule 13D is hereby deleted and replaced with the following paragraph:

The shares of Common Stock owned by the Reporting Persons represent approximately 0.25% of the Issuer's outstanding voting securities.

ITEM 5. Interest in Securities of the Issuer.

The first, third, fourth, fifth, sixth, seventh and eighth paragraphs of Item 5(a) of the Schedule 13D are hereby amended and restated, respectively, as follows:

(a) Unless otherwise indicated, percentage interest calculations for each Reporting Person are based upon the Issuer having 7,454,795 shares of Common Stock outstanding as of December 3, 2018, as disclosed in the Issuer's Form 10-K, filed on December 6, 2018.

Arlon

Individually, Arlon may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 18,752 shares of Common Stock, which constitutes approximately 0.25% of the outstanding shares of Common Stock.

AFAP

As the managing member of Arlon, AFAP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 18,752 shares of Common Stock, which constitutes approximately 0.25% of the outstanding shares of Common Stock.

AFAA

As the general partner of AFAP, AFAA may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 18,752 shares of Common Stock, which constitutes approximately 0.25% of the outstanding shares of Common Stock.

AFAH

As the managing member of AFAA, AFAH may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 18,752 shares of Common Stock, which constitutes approximately 0.25% of the outstanding shares of Common Stock.

CGC

As the managing member of AFAH, CGC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 18,752 shares of Common Stock, which constitutes approximately 0.25% of the outstanding shares of Common Stock.

(Page 8 of 10)

CUSIP No.: 016230 10-4

Mr. Paul J. Fribourg

As Chairman, Chief Executive Officer and President of CGC, Mr. Paul J. Fribourg may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 18,752 shares of Common Stock, which constitutes approximately 0.25% of the outstanding shares of Common Stock.

The first, third, fourth, fifth, sixth, seventh, eighth and ninth paragraphs of Item 5(b) of the Schedule 13D are hereby amended and restated, respectively, as follows:

(b) The power to vote or to direct the vote of shares of Common Stock described in this Item 5(b) is subject to the restrictions described in Item 6, which is incorporated by reference herein.

Arlon

Individually, Arlon has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 18,752 shares of Common Stock.

AFAP

In its capacity as the managing member of Arlon, AFAP may be deemed to have the shared power to vote or to direct the vote and to dispose or to direct the disposition of 18,752 shares of Common Stock.

AFAA

In its capacity as the general partner of AFAP, AFAA may be deemed to have the shared power to vote or to direct the vote and to dispose or to direct the disposition of 18,752 shares of Common Stock.

AFAH

In its capacity as the managing member of AFAA, AFAH may be deemed to have the shared power to vote or to direct the vote and to dispose or to direct the disposition of 18,752 shares of Common Stock.

CGC

In its capacity as the managing member of AFAH, CGC may be deemed to have the shared power to vote or to direct the vote and to dispose or to direct the disposition of 18,752 shares of Common Stock.

Mr. Paul J. Fribourg

In his capacity as Chairman, Chief Executive Officer and President of CGC, Mr. Paul J. Fribourg may be deemed to have the shared power to vote or to direct the vote and to dispose or to direct the disposition of 18,752 shares of Common Stock.

Except as described in this Item 5(b), no person listed in Item 2 of the Schedule 13D is a beneficial owner of the Common Stock in which Arlon has beneficial ownership.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by replacing the fourth paragraph under the heading "Amended and Restated Limited Liability Company Operating Agreement" with the following:

On November 19, 2018, the members of 734 Investors passed a resolution by written consent to remove 734 Agriculture as managing member of 734 Investors, and to designate Arlon as the new managing member of 734 Investors.
On November 20, 2018, members of 734 Investors filed a lawsuit against 734 Agriculture and Mr. Remy W. Trafelet, the Issuer's President and Chief Executive Officer and a member of the Board of Directors of the Issuer in the Delaware Court, captioned Arlon Valencia Holdings v. Trafelet, C.A. No. 2018-0842-JTL. The plaintiffs seek, among other things, a declaration that (1) 734 Agriculture was validly replaced as the managing member of 734 Investors pursuant to the LLC Agreement and the 734 Consent, and (2) the Purported Consent is invalid under the LLC Agreement.
Also on November 20, 2018, 734 Agriculture filed a lawsuit contesting the 734 Consent in the Delaware Court, captioned 734 Agriculture v. Arlon Valencia Holdings, LLC, C.A. No. 2018-0844-JTL.  On November 27, 2018, the Delaware Court entered a stipulated order consolidating the Members' Delaware Litigation and the 734 Delaware Litigation into a single lawsuit, captioned In re 734 Investors, LLC Litigation, Consol. C.A. No. 2018-0844-JTL.
On December 5, 2018, the Delaware Court entered a stipulated status quo order which provides, among other things, that 734 Agriculture shall serve as the managing member of 734 Investors during the pendency of the Delaware Litigation.  The status quo order also provides that 734 Agriculture shall not take any actions outside of the ordinary course of business of 734 Investors without the consent of two-thirds of the membership interests of 734 Investors, including exercising any voting rights with respect to any shares of Common Stock beneficially owned by 734 Investors.

ITEM 7.  Material to be Filed as Exhibits.

Exhibit A – Agreement pursuant to Rule 13d-1(k).

(Page 9 of 10)

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 7, 2018	ARLON VALENCIA HOLDINGS LLC

	By:	/s/ Michael R. Mayberry
	Name:	Michael R. Mayberry
	Title:	Authorized Signatory

ARLON FOOD AND AGRICULTURE PARTNERS LP By: Arlon Food and Agriculture Associates LLC Its: General Partner

	By:	/s/ Michael R. Mayberry
	Name:	Michael R. Mayberry
	Title:	Secretary

ARLON FOOD AND AGRICULTURE ASSOCIATES LLC

	By:	/s/ Michael R. Mayberry
	Name:	Michael R. Mayberry
	Title:	Secretary

ARLON FOOD AND AGRICULTURE HOLDINGS LLC

	By:	/s/ Michael R. Mayberry
	Name:	Michael R. Mayberry
	Title:	Secretary

CONTINENTAL GRAIN COMPANY

	By:	/s/ Michael R. Mayberry
	Name:	Michael R. Mayberry
	Title:	Senior Vice President - Legal

PAUL J. FRIBOURG

	By:	/s/ Paul J. Fribourg

(Page 10 of 10)

EXHIBIT A

AGREEMENT PURSUANT TO RULE 13d-1(k)

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13D/A to which this Exhibit is attached, and such Schedule 13D/A is filed on behalf of each of them; and
(ii)
Each of them is responsible for the timely filing of such Schedule 13D/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: December 7, 2018	ARLON VALENCIA HOLDINGS LLC

	By:	/s/ Michael R. Mayberry
	Name:	Michael R. Mayberry
	Title:	Authorized Signatory

ARLON FOOD AND AGRICULTURE PARTNERS LP By: Arlon Food and Agriculture Associates LLC Its: General Partner

	By:	/s/ Michael R. Mayberry
	Name:	Michael R. Mayberry
	Title:	Secretary

ARLON FOOD AND AGRICULTURE ASSOCIATES LLC

	By:	/s/ Michael R. Mayberry
	Name:	Michael R. Mayberry
	Title:	Secretary

ARLON FOOD AND AGRICULTURE HOLDINGS LLC

	By:	/s/ Michael R. Mayberry
	Name:	Michael R. Mayberry
	Title:	Secretary

CONTINENTAL GRAIN COMPANY

	By:	/s/ Michael R. Mayberry
	Name:	Michael R. Mayberry
	Title:	Senior Vice President - Legal

PAUL J. FRIBOURG

	By:	/s/ Paul J. Fribourg